Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10899

OFFERING CIRCULAR SUPPLEMENT NO. 5

Date of Qualification of Original Offering Statement: November 5, 2018

Date of Qualification of Post-Qualification Amendment No. 1: January 14, 2020

September 20, 2021

AHP Servicing LLC

440 S. LaSalle Street

Suite 110

Chicago, Illinois 60605

(866) 247-8326

This document (the “Supplement”) supplements the Offering Circular of AHP Servicing LLC, (the “Company”) dated October 26, 2018, as amended on January 14, 2020 and supplemented subsequently (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide updated information that is not in the Offering Circular.

Termination of Offering

The Company is closing the Offering effective September 20, 2021. No further sales of Shares will be made after such date.